

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

Via E-mail
Donna Cashwell
Chief Executive Officer
Dynamic Nutra Enterprises Holdings, Inc.
3929 Browning Place
Raleigh, NC 27609

> **Re:**   **Dynamic Nutra Enterprises Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-176587**

Dear Ms. Cashwell:

   We have reviewed your amended registration statement and response letter, each filed on November 18, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

"We need additional capital to develop our business," page 6

1.   Please revise your statement on page 6 that "We feel that we do not have sufficient capital to carry the Company into the third quarter of 2012" to specifically indicate the period through which you expect the proceeds of the September 2010 private placement will fund your business.

"Our plan to build a marketing organization…," page 7

2.   Please revise your disclosure here to be consistent with your disclosure on pages 8 and 15 that you have entered into a distributor agreement to sell Xango products. Please also clarify throughout your filing whether you are currently a distributor of the Xango product portfolio and, if so, the date in which you commenced distribution.

<u>"We currently only have two part time employees…," page 8</u>

3. Please expand your disclosure to discuss the risk that Ms. Cashwell and Ms. Gignac may not devote sufficient time or resources to the company's business to achieve the company's business strategy since each is employed full-time at other companies.

<u>Plan of Distribution, page 12</u>

4. In your response to our prior comment 12 you indicate that you will be seeking to obtain listing on the OTCBB concurrently with the filing of your Registration Statement. Since your registration statement was originally filed on August 31, 2011, please advise us as to the status of your listing application and update your disclosure to indicate the current status of your listing application. If you have not yet filed an application, please expand your disclosure throughout to clearly state that this application is not yet filed and either provide the month in which you reasonably expect to file such an application or that you do not know when such application will be filed and that it may never be filed. Please revise accordingly throughout the filing.

<u>Description of Business, page 14</u>

5. We note your response to our prior comment 13, however, we believe that there are certain regulatory requirements that govern your marketing activities and claims of the effects of your marketed products. Accordingly, please expand your disclosure to include a discussion of the applicable regulatory requirements to which your products or marketing activities may be subject and reinstate the deleted sentence in your risk factor "Our Growth Strategy Reflected…" on page 7. For example, to the extent there is a material existing or probable effect, please discuss whether the formulation, manufacturing, packaging, labeling, advertising, distribution and sale of your products are subject to regulation by one or more agencies, including, but not limited to the Food and Drug Administration, the Federal Trade Commission or the Consumer Product Safety Commission. See Item 101(h)(4) of Regulation S-K.

<u>The Company, page 14</u>

6. Your response to our prior comment 16 indicates that the disclosure referred to therein has been deleted from the filing. However, this disclosure still appears on page 14 and page 18. Accordingly, we reissue our comment. We note your disclosure on page 14 that "Users reported that DNE's Viasalus… eliminates their acne in an average of 90 days." Please expand your disclosure here and on page 18 to include the following:
   - Describe the "users," indicate the number of "users" that reported results and describe the acne conditions of such "users" upon initiation of the study;
   - Indicate the nature of use by the "users," for example the number of supplements taken daily;

- Describe any other controlled or common conditions of use;
- Describe how results were measured;
- Disclose any adverse conditions or results experienced by "users" during the
- course of their use of Viasalus; and
- Disclose the number of "users" for which Viasalus was not effective or discontinued treatment.

Competition, page 14

7. We note your additional disclosure on page 14. Please expand your disclosure to discuss other products besides supplements or nutraceuticals that are available to treat acne and may compete with Viasalus.

Product Line Extension through Xango™ Network, page 15

8. We note your disclosure on page 15 that you have entered into an agreement with Xango. Please expand your disclosure to discuss the material terms of this agreement including term and termination provisions and any minimum sales requirements, if applicable. Further, please file a copy of this agreement as an exhibit to the registration statement.

9. In response to prior comments 19, 20 and 21, you made various revisions to your disclosure on page 20, however, did not make similar revisions to your disclosure on page 15. Accordingly, on page 15, please:
   - Delete your disclosure regarding Xango's growth to a $1 billion company;
   - Expand your disclosure to include information regarding recruitment of distributors; and
   - Revise your disclosure regarding the percentages of proceeds retained by you.

Notes to Financial Statements
Note 1 Summary Of Significant Accounting Policies And Organization
G) Revenue Recognition, page F-9

10. We acknowledge your response to our comment 26 and we reissue our comment in part. Please clarify the deduction(s) you have taken related to your sales commissions earned as your accounting policy states that you recognize revenue on a "net basis" from commissions earned or revise your disclosure accordingly. In addition, your disclosure on page 14 under the subheading 'Marketing and Sales' indicates that your sales strategy is to offer the first month's supply of Beta Glucan for the cost of shipping only and that you have identified a number of complementary nutraceutical products to offer to customers who order Beta Glucan. Please disclose your accounting policy with regards to the sales incentives you plan to offer your customers.

11. In your response to our comment 27 you state that you will only market and not sell Beta Gluten. However, other disclosures throughout the filing appear to indicate that you will

be a distributor for Beta Glucan. Please confirm our understanding that you intend to market and distribute Beta Glucan. If this is not the case, please revise your disclosures accordingly throughout the filing.

Condensed Statements of Operations, page F-13

12. Please clarify what the last two columns in this statement represents (i.e. cumulative data) as both headings are the same but present different financial amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Marketing and Sales, page 18

13. Your response to our prior comment 30 indicates that the disclosure referred to therein has been removed from the filing. Although we note that you removed the statement that "based on research conducted by scientists working with Beta Glucan for optimized immune system support, we believe the proper recommended dosage is three capsules to five capsules a day," you still disclose that "three capsules a day is our recommended dosage for maintenance and a dosage of five capsules a day has shown to significantly decrease initial acne problems." Please expand your disclosure to provide additional information which supports your belief that three capsules a day is the recommended dosage and provide support for the statement that a dosage of five capsules a day has shown to significantly decrease initial acne problems. Your disclosure should, among other things,

- If a different drug was used in the research, disclose the name of the drug used in the research and how this drug differs from Viasalus;
- If you are basing your dosing on the research for optimized immune system support, clarify that you are marketing Viasalus as an acne treatment, not for an optimized immune system support;
- Disclose whether research has been conducted for the proper recommended dosage of Viasalus as an acne treatment;
- Describe the nature of the research;
- Indicate the number of individuals subject to the research;
- Disclose any adverse reactions or effects observed; and
- Clarify whether this research was conducted by an independent third party.

Product Line Extension through Xango™ Network, page 19

14. It is our understanding that the company retains 30% or 15%, depending on the type of distributor making the sale, of actual sales plus an additional 5% of the remaining actual sales after distributor payouts, which represent another 30% or 15% of actual sales, depending on the type of distributor. Tell us if our understanding is correct. If it is not,

please clarify your disclosure. In addition, tell us what other payments are made from the actual sales and to whom. Please also reflect any changes in your disclosure on page 15.

Directors, Executive Officers, Promoters and Control Persons, page 20

15. Please expand your disclosure to specifically describe Ms. Cashwell's activities as a "successful distributor in the network-marketing field." Your disclosure should indicate the type of product distributed, the companies for whom she worked as a distributor and the years in which the work was performed.

16. Please expand your disclosure to specifically identify Ms. Gignac's 25 years of multilevel- and network-marketing experience. Based on your current disclosure, Ms. Gignac's recent experience does not appear to relate to these fields. Your disclosure should specifically describe her experience and activities in the area of multilevel- and network-marketing. It also appears that Ms. Gignac does not have any business experience from 2003 through 2008. Please confirm or revise your disclosure.

Executive Compensation, page 22

17. You disclose that the summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the period ended May 31, 2011. Accordingly, please revise the year listed to be 2011 rather than 2010.

18. You disclose on page 22 that on June 21, 2010, you issued 5,000,000 shares of common stock having a fair value of $500 in exchange for cash of $100 and services with a fair value of $400. Please revise your table to include the issuance of these shares to Ms. Cashwell in the "Stock Awards" column. See Item 402(n)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Senior Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director